Exhibit 99.17

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended April 30, 2012

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (MD&A) is dated as of June 14, 2012 and should be read in conjunction with Coastal Contacts Inc.’s (the “Company”, “our”, “we”, “us”, “Coastal” or “Coastal Contacts”) unaudited condensed consolidated interim financial statements and notes thereto for the three and six months ended April 30, 2012 and with the management’s discussion and analysis included in the Company’s Annual Report for the year ended October 31, 2011. We prepare our unaudited condensed consolidated interim financial statements in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and use Canadian dollars as our reporting currency. Coastal’s fiscal 2011 annual consolidated financial statements were prepared in accordance with Canadian Generally Accepted Accounting Principles (“CGAAP”). The unaudited condensed consolidated interim financial statements do not contain all disclosures required by IFRS for annual financial statements.

Overview

Founded in the year 2000, Coastal Contacts is the leading worldwide online retailer of vision care products including contact lenses, eyeglasses, sunglasses and vision care accessories. We serve our customers through our network of manufacturing, distribution and business facilities located around the world.

In 2004, after a successful start-up phase, we completed an initial public offering of our common shares. From 2004 to 2008 we targeted a significant portion of our investments in various international markets and acquired several businesses in Europe and Asia as part of our strategy to establish a globally diversified business platform. This was complemented by organic growth in a number of target markets.

In 2008 we expanded by launching our glasses business. We started by searching the globe for high quality optical products, then by purchasing in-house blocking, edging and surfacing equipment in order to develop a sophisticated, modern and vertically integrated manufacturing optical laboratory. Our continued efforts to grow our in-house manufacturing capabilities has allowed our laboratories to be ranked amongst the world’s most technologically advanced laboratories. We continue to expand our product categories by enhancing our glasses offering with a wide range of high quality, stylish frames and a wide variety of lens options, serving all segments of the population including the entire family. This offering has been well received by consumers and has revolutionized the way many consumers purchase glasses. Sales of glasses have grown to $45.8 million in the twelve months ended April 30, 2012 compared to $27.4 million in the preceding twelve month period ended April 30, 2011, an increase of $18.4 million or 67%. We continue to expand the customer base and geographic reach of our glasses business through innovative marketing campaigns and other promotional strategies across certain regions. Glasses shipments to the United States increased by 64% in the second quarter of 2012 compared to the second quarter of 2011 and represented approximately 48% of total pairs of glasses shipped in the quarter. The growth rate of glasses units shipped exceeds the revenue growth due to a significant proportion of our orders being generated by strategic promotional offers used to acquire new customers. As we grow the glasses business, we believe that encouraging our customers to adopt our product will help grow awareness which results in organic growth.

We have built a diversified international base of more than 3.8 million vision corrected customers served, up from 3.0 million as at April 30, 2011, driven by a 40% increase in North American customers, and achieved the largest market share of any online optical retailer in certain markets. We have grown our business to approximately 2.3 million orders shipped and $195 million in sales in the twelve months ended April 30, 2012, an increase of 28% and 19%, respectively, up from 1.8 million orders shipped and $164 million in sales in the preceding twelve months ended April 30, 2011 by focusing on award winning customer service, delivering superior customer value, providing fast and reliable delivery, and building strong brands.

Sales for the three months ended April 30, 2012 were $48.2 million and 584,106 orders shipped compared to $43.8 million in sales and 513,603 orders shipped during the three months ended April 30, 2011, an increase of $4.4 million or 10% in sales and 16% in orders shipped. During the second quarter of fiscal 2012, our contact lenses sales increased by $2.2 million totaling $36.0 million, an increase of 7% when compared to the same period in 2011. We also shipped 263,141 pairs of glasses, an increase of 40% compared to the same period last year when we shipped 188,170 pairs of glasses. During the second quarter of 2012, our glasses sales increased by $2.1 million to $12.2 million, an increase of 22% when compared to the same period in 2011. Our designer brands of glasses such as Derek Cardigan, Kam Dhillon and Ltede represented over 70% of frames shipped during the quarter, demonstrating the strength of our brands. Sales of Splash™ our proprietary brand in contact lenses represented over 5% of total contact lens units shipped during the quarter. During the quarter, we achieved a new record of 17,525 orders shipped on a single day.

Results of Operations — for the three and six months ended April 30, 2012 compared to the three and six months ended April 30, 2011

	Three months ended		Six months ended
	April 30,		April 30,
($000’s)	2012	2011	2012	2011
Sales	48,212	43,835	95,061	84,447

Gross profit	20,813	19,185	39,829	35,638
Gross profit - %	43.2%	43.8%	41.9%	42.2%

Foreign exchange (gains) losses	(232)	(151)	(162)	6

Earnings (loss) before income taxes	25	238	(109)	(2,836)

Net earnings (loss)	(242)	68	(438)	(2,314)

Adjusted EBITDA(1)	949	979	1,974	1,259

(1)   Adjusted EBITDA is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-IFRS Measures and Definitions for further information and a reconciliation of net earnings to adjusted EBITDA.

Selected Supplemental and Segmented Information — for the three and six months ended April 30, 2012 compared to the three and six months ended April 30, 2011

	Three months ended		Six months ended
($000’s) except Orders Shipped	April 30,		April 30,
and Average Order Size	2012	2011	2012	2011
Contact Lens Sales	35,978	33,762	72,566	68,084

Glasses Sales	12,234	10,073	22,495	16,363

Total Sales	48,212	43,835	95,061	84,447

Total Orders Shipped(1)	584,106	513,603	1,110,958	967,940

Average Order Size(1)	$82.54	$85.35	$85.57	$87.24

Sales increased by $4.4 million or 10% in the second quarter of fiscal 2012 to $48.2 million (584,106 orders shipped) from $43.8 million (513,603 orders shipped) in the second quarter of fiscal 2011. More specifically, sales volume grew 14% due to an increase in shipped orders and decreased 3% due to our average order size of $82.54 for the second quarter of 2012 compared to $85.35 in the same period in 2011, with a negligible impact from foreign exchange rates. Our contact lens business generated $36.0 million of sales during the second quarter of fiscal 2012, an increase of $2.2 million or 7%, from $33.8 million in the same period last year. Our glasses business generated $12.2 million of sales during the second quarter of fiscal 2012, an increase of $2.1 million or 22%, from $10.1 million in the same period last year, with the majority of the sales growth occurring in North America.

The number of pairs of glasses we shipped grew 40% in the second quarter of 2012 to 263,141 from 188,170 in the second quarter of 2011, with a significant number of our orders coming from promotional offers used to acquire new customers which are characterized by lower average order sizes. We continue to pursue our existing strategy of acquiring new customers and we are encouraged by re-orders from existing customers, which have proven to generate higher average order sizes and ultimately improved gross profit margins. We experienced strong order and sales growth in Canada and other geographies. Strong sales growth in Sweden and Norway was led by higher average order sizes. A record number of customers were acquired in the United States during the quarter.

Overall total sales increased by $10.6 million or 13% in the first six months of fiscal 2012 to $95.1 million (1,110,958 orders shipped) from $84.4 million (967,940 orders shipped) in the first six months of fiscal 2011. More specifically, sales volume grew 15% due to an increase in shipped orders, while our average order size decreased 2% from $87.24 to $85.57, for the first six months of fiscal 2012 compared to the same period in 2011; exclusive of a nominal foreign exchange rate affect. Our

(1) Total Orders Shipped and Average Order Size are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-IFRS Measures and Definitions for further information.

contact lens business generated $72.6 million of sales in the first six months of fiscal 2012, an increase of $4.5 million or 7%, from $68.1 million in the same period last year. Our glasses business generated $22.5 million of sales during the first six months of fiscal 2012, an increase of $6.1 million or 37%, from $16.4 million in the same period last year, with the majority of the sales growth occurring in North America. The number of pairs of glasses we shipped grew 56% in the first six months of fiscal 2012 to 458,732 from 293,759 in the same period in 2011.

Gross profit was $20.8 million or 43% in the three months ended April 30, 2012 compared to $19.2 million or 44% during the same period in 2011. The decrease in gross profit was primarily attributable to higher product costs and employment costs in the European operations, slightly offset with improvements in product costs and employment costs in the North American operations. For the six months ended April 30, 2012, gross profit was $39.8 million compared to $35.6 million in 2011 and as a percentage of sales it was constant at 42% in both six month periods. Gross profits increased from 41% in the first quarter of 2012 to 43% in the second quarter of 2012 led by improvements across all geographies and product lines.

Our method of calculating gross margin changed as a result of our transition to International Financial Reporting Standards (IFRS) and we have adjusted comparable periods to reflect the current method. We have reclassified costs associated with our call centre operations to selling and marketing expenses and we have reclassified expenses relating to the fulfillment of our products, such as shipping, warehouse personnel and freight-out to operating costs. Finally, we have reclassified the depreciation and amortization of assets to the respective activity in which the assets are used. These changes better reflect the functions within the business thereby providing more transparency to readers of our financial statements.

Fulfillment expenses as a percentage of sales remained constant during the three months ended April 30, 2012 at 10% of sales or $4.7 million compared to $4.4 million during the same period in 2011. In the six months ended April 30, 2012, we reduced fulfillment expenses to 9% of sales or $8.9 million compared to 10% of sales or $8.4 million during the same period in 2011. These improvements are directly related to savings in freight costs in certain key markets during the first quarter of 2012. We expect to yield additional operational savings by continuing to leverage our growth in size and scale with suppliers and our operations.

Selling and marketing expenses as a percentage of sales remained constant during the three months ended April 30, 2012 at 23% of sales or $11.2 million compared to $10.1 million during the same period in 2011. In the six months ended April 30, 2012, we reduced selling and marketing expenses to 22% of sales or $21.3 million compared to 23% of sales or $19.4 million during the same period in 2011. The relative decrease in selling and marketing expenses as a percentage of sales was primarily the result of our efforts to refocus marketing and promotional activities to achieve improvements in customer acquisition costs during the first quarter of 2012, which aligns with our ability to acquire new customers cost effectively.

During the three months ended April 30, 2012, general and administration expenses as a percentage of sales remained constant at 10% of sales or $5.0 million compared to $4.6 million during the same period in 2011. In the six months ended April 30, 2012, general and administration expenses decreased to 10% of sales or $9.7 million compared to 12% of sales or $10.5 million during the same period in 2011. There is $2.3 million of one-time professional fees and accrued severance costs in relation to management changes in our European business included in the 2011 comparative figures. When normalized for these costs, general and administration expenses remained constant at 10% of sales during the comparable periods.

Our income tax expense increased to $0.3 million in the second quarter of 2012 compared to $0.2 million during the same period in 2011. Our income tax rates, as a percentage of taxable earnings in the countries in which we generate taxable earnings, increased in the second quarter of fiscal 2012 compared to the same period of fiscal 2011, which was partially offset with lower taxable income during the comparable periods. Certain operations generate taxable earnings and in certain jurisdictions we have incurred tax losses historically that can be applied against current and future taxable earnings to reduce our tax liability on those earnings. We have taken a valuation allowance against these deferred tax assets. Consequently, our consolidated tax expense, as a percentage of earnings before income taxes, will vary from quarter to quarter in line with the mix of net earnings within each taxable jurisdiction.

Liquidity and Capital Resources

At April 30, 2012 we had cash and cash equivalents of $13.4 million, compared to $16.9 million at October 31, 2011.

Cash used in operations was $1.9 million during the six months ended April 30, 2012 compared to $3.0 million during the same period in 2011. We generated cash from earnings after adjustments for non-cash items of $1.4 million and used $3.3 million for changes in non-cash working capital items as increases in accounts receivable and prepaid expenses and decreases in accounts payable and accrued liabilities were offset by reductions of inventory. We expect cash flows from changes in working capital to vary from quarter to quarter due to the timing of ordinary course receipts and payments.

Cash used for investing activities was $1.7 million for the six months ended April 30, 2012 compared to $2.0 million during the same period in fiscal 2011. During the six months ended April 30, 2012, we expanded our investments in our glasses production facilities as well as our information technology infrastructure.

We believe that existing available cash, operating facilities, and operational cash flow will be sufficient to support our capital expansion plans, share purchases and operations through to the end of April 30, 2013. We are actively expanding our product offerings, assessing capital financing alternatives, assessing strategic opportunities, and considering strategic acquisitions. We may seek additional sources of funds to support our capital expansion or for accelerated growth, acquisitions of companies or assets or other activities, and there can be no assurance that such funds will be available on satisfactory terms or at all. Failure to obtain such financing could delay or prevent our planned growth, which could adversely affect our business, financial condition and results of operations.

Critical Accounting Estimates

Coastal prepares its consolidated financial statements in accordance with IFRS. The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of sales and expenses during the reporting period. Estimates are based upon historical experience and other assumptions that are believed to be reasonable under the circumstances.

These estimates are evaluated on an on-going basis and form the basis for making decisions regarding the carrying value of assets and liabilities and the reported amount of sales and expenses. Actual results may differ from these estimates under different assumptions.

There were no changes in our critical accounting estimates from those disclosed in our MD&A for the fiscal year ended October 31, 2011.

Transition to International Financial Reporting Standards

Coastal adopted IFRS for the 2012 fiscal year as required by the CICA Accounting Standards Board. The financial statements, including the fiscal 2011 comparative figures are prepared in accordance with IFRS and IAS 34, Interim Financial Reporting. Reconciliations prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards are provided in note 11 of the unaudited condensed consolidated interim financial statements. The transition to IFRS did not result in a material impact on the Coastal’s business functions or activities.

Coastal’s significant accounting policies under IFRS are summarized in note 3 of the January 31, 2012 unaudited condensed consolidated interim financial statements and are substantively unchanged from the policies under previous Canadian Generally Accepted Accounting Principles (CGAAP).

The consolidated statement of financial position discloses Coastal’s assets, liabilities and equity at the transition date, November 1, 2010. IFRS 1, First-time Adoption of International Financial Reporting Standards requires that all applicable changes be applied retrospectively, other than available exemptions for first time adopters of IFRS. Coastal has chosen to use the following available exemptions:

Exemption	Conclusions
Business combinations	Business combinations previously accounted for under CGAAP was not restated. Coastal has elected to apply the provisions of IFRS 3, Business Combinations prospectively from the date of transition.
Share-based payments

Coastal has elected to apply IFRS 2, Share-Based Payments only to unvested equity instruments at the transition date. At the date of transition, the unvested share purchase options were revalued and resulted in a decrease to share-based payment reserve and decrease to deficit of $0.05 million.

Leases	Coastal has applied the exemption in the transitional provisions in IFRIC 4, Determining whether an Arrangement contains a Lease when applying IAS 17 — Leases retrospectively.
Cumulative translation differences

Coastal has elected to reset the cumulative foreign currency translation balance to zero by adjusting the opening deficit on the date of transition. At the date of transition, the reclassification increased the deficit by $3.8 million.

In preparing the consolidated financial statements for the quarter ended April 30, 2012, Coastal has restated the comparative figures for the quarter ended April 30, 2011, previously reported under CGAAP. The effect of this restatement on Coastal’s financial results for the quarter ended April 30, 2011 was to decrease share-based payments expense and increase net earnings and comprehensive earnings by $51,000. For the six months ended April 30, 2012, the effect of this restatement on Coastal’s financial results was to decrease share-based payments expense and increase net earnings and comprehensive earnings by $98,000. Cash flows from operations were unaffected by the restatement.

When preparing the consolidated financial statements for the year ending October 31, 2012, Coastal will restate the comparative figures for the year ended October 31, 2011 previously reported under CGAAP. The effects of this restatement on Coastal’s 2011 financial results are anticipated to decrease share-based payments expense and increase net earnings and comprehensive earnings by $0.2 million. Previously reported cash flows will not be affected by this restatement.

As a key performance indicator, EBITDA provides a basis to evaluate Coastal’s operating performance, its ability to incur and service debt and fund capital expenditures. EBITDA is also a component of Coastal’s bank financing covenant requirements. EBITDA amounts for 2011 and subsequent periods will not be affected by the transition to IFRS.

Financial statements prepared under IFRS reflect certain presentation changes from the presentation under CGAAP. A new financial statement, the consolidated statement of changes in equity, has been added and presents changes in equity during the reporting period. Expenses on the statement of comprehensive earnings have been classified by function as management believes this is the most relevant and reliable presentation of expenses.

The information provided in this MD&A and in the unaudited condensed consolidated interim financial statements with respect to the transition to IFRS reflects current views, assumptions and expectations. Circumstances may arise, such as changes to IFRS standards, before the consolidated financial statements as at October 31, 2012 are prepared. Consequently, final accounting policy decisions for all standards and exemptions in effect at the date of transition will be made during the preparation of the consolidated financial statements as at the fiscal year end of October 31, 2012.

Future Accounting Policies

Leases

As part of their global conversion project, the IASB and the U.S. Financial Accounting Standards Board (“FASB”) issued in 2010 a joint Exposure Draft proposing that lessees would be required to recognize all leases on the statement of financial position. The IASB and FASB currently expect to issue a re-exposed draft in 2012.

The following standards have an effective date of January 1, 2013 with early adoption permitted under certain circumstances. Coastal intends to adopt these standards in its financial statements for the annual period beginning on November 1, 2013 and is currently evaluating the impact the standards are expected to have on its consolidated financial statements.

Presentation of Finanical Statements

Amendments to IAS 1, Presentation of Financial Statements retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis.

Consolidation Accounting

On May 12, 2011 the IASB issued IFRS 10, Consolidated Financial Statements which replaces IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation — Special Purpose Entities with a single model to be applied in the control analysis for all investees. The IASB revisited the definition of “control,” which is a criterion for consolidation accounting. The impact of applying consolidation accounting or the equity method of accounting under this new standard is not expected to result in any change to net earnings or shareholders’ equity, but is expected to result in certain presentation related changes.

Fair value measurement

IFRS 13, Fair Value Measurement establishes a single framework for measuring fair value where it is required by other standards. IFRS 13 applies to all transactions (whether financial or non-financial) for which IFRSs require or permit fair value measurements, with the exception of share-based payment transactions accounted for under IFRS 2, Share-based Payment and leasing transactions within the scope of IAS 12, Leases, and measurements that have some similarities to fair value but are not fair value such as net realisable value under IAS 2, Inventories or value in use under IAS 36, Impairment of assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price).

Financial instruments

IFRS 9, Financial Instruments was issued in November 2009 and covers the classification and measurement of financial assets as part of its project to replace IAS 39, Financial Instruments: Recognition and Measurement. In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9. Under this guidance, entities have the option to recognize financial liabilities at fair value through earnings. If this option is elected, entities would be required to reverse the portion of the fair value change due to own credit risk out of earnings and recognize the change in other comprehensive income.

This standard has an effective date of January 1, 2015 with early adoption permitted under certain circumstances. Coastal intends to adopt these standards in its financial statements for the annual period beginning on November 1, 2015 and is currently evaluating the impact the standards are expected to have on its consolidated financial statements.

Common Shares

As at June 14, 2012, Coastal had 56,675,657 common shares and options to purchase 5,154,000 common shares outstanding.

Quarterly Financial Information

(in $000’s, except per share amounts)

Quarter	Apr. 30,	Jan. 31,	Oct. 31,	July 31,	Apr. 30,	Jan. 31,	Oct. 31,	July 31,
ended	2012	2012	2011	2011	2011	2011	2010	2010
	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	CGAAP	CGAAP

Sales	48,212	46,849	50,061	49,589	43,835	40,612	40,485	39,455

Adjusted EBITDA(1)	949	1,025	460	(375)	979	280	2,017	2,315

Foreign exchange (gain) loss	(232)	70	179	(336)	(151)	157	(173)	(5)

Management change costs	—	—	—	—	—	2,335	273	915

Net earnings (loss)	(242)	(196)	(905)	(1,485)	68	(2,382)	1,441	529

Weighted average # of shares — basic (000’s)	56,420	56,267	55,491	55,410	55,146	55,417	56,816	56,982

Weighted average # of shares — diluted (000’s)	56,420	56,267	55,491	55,410	57,308	55,417	57,878	57,964

Basic earnings (loss) per share	(0.00)	(0.00)	(0.02)	(0.03)	0.00	(0.04)	0.03	0.01

Diluted earnings (loss) per share	(0.00)	(0.00)	(0.02)	(0.03)	0.00	(0.04)	0.02	0.01

Seasonality may impact our sales distribution throughout the year. Our sales are generally stronger during the spring, summer and fall months. Our industry generally experiences lower sales and profits during the holiday season as we believe that customers choose to divert discretionary funds towards holiday purchases.

(1) Adjusted EBITDA is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. Refer to Non-Supplemental IFRS Measures and Definitions for further information and a reconciliation of net earnings to Adjusted EBITDA.

Related Party Transactions

As at April 30, 2012, there were three promissory notes outstanding, ranging in value from approximately $20,000 to $0.1 million and totaling $0.15 million. Accumulated interest totals approximately $50,000. These loans are payable on demand and bear interest at a rate of 5% per annum. The debtors are personally liable for the amounts owed. Coastal did not have any loans outstanding to its Chief Executive Officer (“CEO”), its Chief Financial Officer (“CFO”) or any of its directors as at April 30, 2012.

Contingent Liability

Coastal is engaged in certain legal actions in the ordinary course of our business and believes that the ultimate outcome of these actions will not have a material adverse effect on our on-going operating results, liquidity or financial position. This includes certain legal actions by former employees for which an amount has been accrued as at April 30, 2012.

Off-Balance Sheet Arrangements

Coastal does not have any off-balance sheet arrangements as defined by applicable securities rules in Canada as at April 30, 2012 that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

Critical Suppliers

We currently purchase significant amounts of inventory from a limited number of major suppliers. We believe that alternative suppliers are available should those suppliers refuse or be unable to provide us with products.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.

During the second quarter of 2012, management did not make changes to its system of internal controls that materially affect internal controls over financial reporting.

Supplemental Non-IFRS Measures and Definitions

Our reorder rate is defined as the percentage of orders in the quarter shipped to customers that we estimate have ordered from us in the past.

We report our results in accordance with IFRS, however, we also present Adjusted EBITDA as we believe that our investors may use these figures to make more informed investment decisions about us.

Adjusted EBITDA is a non-IFRS measure that does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. Adjusted EBITDA should be considered in addition to, and not as a substitute for, net earnings, cash flows and other measures of financial performance and liquidity reported in accordance with IFRS. Adjusted EBITDA is a measure we believe is useful in assessing performance and highlighting trends on an overall basis. Adjusted EBITDA differs from the most comparable IFRS measure, net earnings, primarily because it does not include interest, income taxes, depreciation and amortization, share-based payments expense, foreign exchange gain or loss, and management change costs.

The following table provides a reconciliation of net earnings to adjusted EBITDA:

	For the three months ended April 30,		For the six months ended April 30,
($000’s)	2012	2011	2012	2011

Net earnings (loss)	(242)	68	(438)	(2,314)

Depreciation and amortization	782	635	1,438	1,259
Interest expense, net	110	74	231	135
Income tax expense (recovery)	267	170	329	(522)
Share-based payments expense	264	183	576	360
Foreign exchange (gain) loss	(232)	(151)	(162)	6
Management change costs	—	—	—	2,335
Adjusted EBITDA	949	979	1,974	1,259

Caution Regarding Forward-looking statements, risks and assumptions

All statements made in this management’s discussion and analysis, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should”, “likely”, “potential”, “continue”, “project”, “forecast”, “prospects”, and similar expressions typically are used to identify forward-looking statements. Examples of such forward-looking statements within this document include statements relating to: our perception of the contact lens and glasses industry or market and anticipated trends in that market in any of the countries in which we do business; our anticipated ability to procure products and supplies, or the terms under which we may procure our products and supplies; our anticipated business operations, inventory levels, ability to handle specific order and call volumes, ability to fill and ship orders in a timely manner and ability to achieve greater marketing efficiency, or similar statements; our ability to increase production; our plans for capital expenditure plans; our relationships with suppliers; our anticipated results of operations, including but not limited to anticipated sales, revenues, earnings, tax benefits or similar matters; the effects of seasonality; sufficiency of cash flows; and our perceptions regarding volatility in and impact of foreign currency exchange rates.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying our expectations regarding forward-looking statements or information contained in this MD&A include, among others: that we will maintain our position in the markets we operate in and expand into other markets in a favourable manner; that we will have sufficient capital to continue making investments in advertising, inventory, property, equipment and leasehold improvements as well as personnel to support our business and new product lines, including our glasses business; that we will be able to generate and maintain sufficient cash flows to support our operations; that we will be successful in complying with industry regulatory requirements in British Columbia and other jurisdictions; that we will be able to establish and/or maintain necessary relationships with suppliers; and that we will retain key personnel. The foregoing list of assumptions is not exhaustive.

Persons reading this MD&A are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. These factors include, but are not limited to: changes in the market; potential downturns in economic conditions; consumer credit risk; our ability to implement our business strategies; competition; limited suppliers; inventory risk; disruption in our distribution facilities; mergers and acquisitions; foreign currency exchange rate fluctuations; regulatory requirements; demand for products we sell; competition and dependence on the internet and other risks detailed in our filings with the Canadian and Swedish securities regulatory authorities. Reference should be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form on SEDAR (www.sedar.com) for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this MD&A and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.

Additional Information

Additional information relating to Coastal, including Coastal’s most recently filed Annual Information Form, dated December 14, 2011, can be found on SEDAR at www.sedar.com.